Mail Stop 3561

June 1, 2006

Mr. Kyle Huebner
Chief Financial Officer
Stamps.com Inc.
12959 Coral Tree Place
Los Angeles, California 90066

> **RE:** **Stamps.com Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 14, 2006**
> **Form 10-Q for Quarterly Period Ended March 31, 2006**
> **File No. 000-26427**

Dear Mr. Huebner:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2005

Item 6. Selected Financial Data, page 19

1.      In future filings please disclose cash dividends declared per share for each fiscal year presented.  Refer to the Instructions to Item 301 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Overview, page 21

Branded Insurance, page 21

2.      Please tell us more about and expand your disclosure in future filings to clarify the nature of your branded insurance program, including how you generate income from the program.  Also discuss the significance of the income generated under this program.

Results of Operations, page 23

General

3.      Based on the discussion of your results of operations, we understand that in fiscal 2004, you incurred a material charge relating to cash and stock distributed to employees as compensation for a loss in value of employee stock options.  Please explain to us in more detail what happened in this transaction.  Also explain to us your accounting for the transaction, and the basis in GAAP for your accounting. Please also revise your future filings to provide footnote disclosure regarding this and other similar employee compensation transactions.  Refer to paragraph 47 of SFAS 123, and paragraphs 64 and A240.g of SFAS 123(R), as applicable.

Revenue, page 24

4.      Service fee revenue increased from $27.9 million in fiscal 2004 to $42.4 million in fiscal 2005, an increase of 52%.  You disclose that the increase in service fee revenue is primarily due to the growth of your customer base and the migration of your existing customers to plans with higher price points; however, you do not quantify the impact of either.  In future filings please quantify the impact related to each.  You may also want to disclose average monthly service fees per customer or a similar measure for comparative periods.  Please show us how your

revised disclosures would read for the years ended December 31, 2005 and 2004. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

5.      In light of the significance of your "product and other, net" revenues relative to total revenues, please revise the discussion of your results of operations in future filings to explain the nature and significance of each of the revenue streams included in this line item, and to explain any significant changes in the revenue streams over the periods presented. In this regard, we understand that this line item includes revenues from supplies store sales, the branded insurance program, licensing agreements, and advertising/3rd party sales commissions. Show us how the revised disclosure will read in future filings. Please also see the related comment below on your statements of operations presentation of this line item. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

Cost of Revenue, page 25

6.      Please revise your future filings to quantify and discuss the impact of increased photostamp sales on your total cost of revenues as a percent of total revenues. Alternatively, you could add a discussion of the impact of increased photostamp sales on your gross margins for each period presented. Since photostamp revenues are growing significantly as a percentage of total revenues, and photostamp revenues appear to generate significantly lower gross margins than your other sales, we believe such disclosure is necessary. Show us how the revised disclosure would read for the years ended December 31, 2005 and December 31, 2004.

Item 8. Financial Statements and Supplementary Data, page F-1

Statements of Operations, page F-3

7.      Reference is made to the revenue line item captioned "product and other, net." Based on your disclosures elsewhere in the document, we understand that this line item includes both sales of tangible products and sales of services. Please revise your future filings to disaggregate sales of tangible products from sales of services and/or other sales. Since sales of tangible products and sales of services each exceed 10% of total revenues, it is not appropriate to aggregate these items into one line item. The related cost of revenues line item should be similarly revised. Refer to Rules 5-03(b)(1) and 5-03(b)(2) of Regulation S-X.

Mr. Kyle Huebner
Stamps.com Inc.
June 1, 2006
Page 4

Notes to Financial Statements, page F-6

Note 2. Summary of Significant Accounting Policies, page F-6

Revenue Recognition, page F-8

8.      We note your disclosure on page F-6 that one example of a significant estimate
        and/or assumption made by management in conjunction with preparing its
        financial statements is the estimate of promotional coupon redemptions.  In future
        filings, please disclose the nature of your promotional coupon offerings and how
        you account for them, including the statements of operations line item where the
        cost of the promotional coupons is included.  To the extent that promotional
        coupons are classified as anything other than a reduction of revenues, please
        ensure we understand the basis for your classification.  Refer to EITF 01-9.

Segment Information, page F-11

9.      Please tell us in detail how you determined that the company has only one SFAS
        131 reporting segment.  Tell us specifically each component of the company that
        has been identified as an operating segment as defined in paragraph 10 of SFAS
        131.  Also tell us your basis for aggregating any identified operating segments, if
        applicable, including how you meet all of the aggregation criteria in paragraph 17
        of SFAS 131.

Note 6. Allowance for Doubtful Accounts, page F-15

10.     Your disclosure that write-offs against the allowance for doubtful accounts totaled
        $0 for the years ended December 31, 2005 and 2004, seems inconsistent with
        your disclosure on page 20 of Management's Discussion and Analysis that in
        December 2005, you deemed 65,000 customers to be permanently uncollectible.
        Please explain to us and revise future filings to clarify this apparent inconsistency.

Item 9A. Controls and Procedures, page 31

11.     Please revise your future disclosures regarding your principal executive and
        financial officers' conclusion as to the effectiveness of your disclosure controls
        and procedures to ensure it encompasses the entire definition of disclosure
        controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).  Your
        current disclosure does not achieve this objective.  Also confirm to us for this
        Form 10-K and your Form 10-Q for the quarterly period ended March 31, 2006,
        that your disclosures regarding the effectiveness of your disclosure controls and

procedures are still accurate considering the entire definition of disclosure controls and procedures, or otherwise amend your Form 10-K and/or Form 10-Q accordingly.

Exhibits 31.1, 31.2 and 31.3

12.     Please confirm that the inclusion of your CEO, CFO and CAO's titles was not intended to limit the capacity in which such individuals provided the certifications.  In the future, eliminate reference to the CEO, CFO and CAO's titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K.

Form 10-Q for Quarterly Period Ended March 31, 2006

Part I. Financial Information, page 2

Item 1. Financial Statements, page 2

Notes to Financial Statements, page 5

Note 4. Stock-Based Employee Compensation, page 6

13.     Your disclosures of basic and diluted earnings per share excluding the effects of adopting SFAS 123R are non-GAAP measures.  Accordingly, please revise future filings to include all of the non-GAAP disclosures required by SAB Topic 14G and Question and Answer 8 in our Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures (available on our website at www.sec.gov).

        Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Please understand that we may have additional comments after reviewing your responses to our comments.  Please file your response letter on EDGAR as a correspondence file.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823. Any other questions may be directed to me at (202) 551-3843.

Sincerely,


George F. Ohsiek, Jr.
Branch Chief